25 Greens Hill Lane • Rutland, VT 05701 p. 802.775.0325 • f. 802.775.3290

CASELLA RESOURCE SOLUTIONS ZERO-SORT® RECYCLING • COLLECTION • ORGANICS • ENERGY • LANDFILLS casella.com

April 28, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Yolanda Guobadia, Division of Corporation Finance

Re: Casella Waste Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 21, 2020
Form 8-K Filed February 20, 2020
File No. 0-23211

Dear Ms. Guobadia:
We are in receipt of the letter, dated April 23, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filings by Casella Waste Systems, Inc. Per your telephone discussion with our counsel, in order to ensure ample time to provide you with thorough responses, we anticipate providing a complete response to the comment letter no later than Thursday, May 21, 2020.
If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (802) 772-2239.

Sincerely,
/s/ Edmond R. Coletta
Edmond R. Coletta
Senior Vice President and Chief Financial Officer

cc: Sondra Snyder, Division of Corporation Finance